11 Hanover Square
New York, NY 10005

October 15, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:           Midas Perpetual Portfolio, Inc. (“Registrant”)
(File Nos. 002-57953, 811-02474)

Ladies and Gentlemen:

On behalf of the Registrant, we request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the immediate withdrawal of Post-Effective Amendment Number 81 to the Registrant’s Registration Statement on Form N-1A (File Nos. 002-57953, 811-02474), which was filed with the U.S. Securities and Exchange Commission on August 24, 2012 (via EDGAR Accession No. 0000015260-12-000067) (the “PEA 81”).  No securities were sold in connection with PEA 81.

PEA 81 was filed for the purpose of adding two new series to the Registrant.  The Registrant has decided not to proceed with adding two new series.  Rather, following approval by its shareholders, the Registrant was reorganized into a separate series of Midas Series Trust, a registered investment company, effective October 15, 2012.  The Registrant intends to deregister after filing its final reports on Form N-SAR and Form 24F-2.

If you have any questions or comments regarding the foregoing, please contact Fatima Sulaiman at 202-778-9082 or Darrell Mounts at 202-778-9298 at K&L Gates LLP, legal counsel to the Registrant.

Sincerely,

Midas Perpetual Portfolio, Inc.

By: /s/ John F. Ramírez

Name: John F. Ramírez

Title: General Counsel